Exhibit 4.8

Innventure LLC

6900 Tavistock Lakes Blvd

Suite 400

Orlando, FL 32827

Communication to Holders of Class B Preferred Warrants Regarding Innventure’s Business Combination

Date:      April 9th, 2024

Ladies and Gentlemen,

We are reaching out to you in your capacity as a holder of Class B Preferred Warrants (the “Warrants”) to purchase Class B Preferred Units of Innventure LLC (“Innventure”).

The Business Combination

As you are aware, Innventure entered into a Business Combination Agreement on October 24, 2023 (the “Business Combination Agreement”), pursuant to which Innventure, Learn CW Investment Corporation, Learn SPAC HoldCo, Inc. (“HoldCo”) and certain other parties will enter into a business combination transaction (the “Business Combination”). A complete summary of the Business Combination can be found in the proxy statement/consent solicitation statement/prospectus which forms part of the registration statement on Form S-4 initially filed by HoldCo with the U.S. Securities and Exchange Commission on January 26, 2024 in connection with the Business Combination (as amended, the “Form S-4”). The Form S-4 can be found here.1

What will happen to my Warrant in the Business Combination?

On the terms and subject to the conditions set forth in the Business Combination Agreement, any Warrants issued and outstanding immediately prior to the Business Combination will be converted into the right to receive a number of shares of Common Stock (as defined below) of HoldCo, which will become Innventure’s direct parent company and a publicly traded company in connection with the closing of the Business Combination (such treatment, the “Warrant Treatment”). At the closing of the Business Combination, Holdco is expected to change its name to Innventure, Inc, and its common stock, par value $0.0001 (“Common Stock”), is expected to list on either the NYSE American or NASDAQ.

In effect, you will be entitled to receive the number of shares of Common Stock that you would be entitled to receive had you Net Exercised your Warrant pursuant to the “Net Exercise” provision of your warrant immediately prior to the consummation of the Business Combination and were holding Class B Preferred Units of Innventure at the time of the consummation of the Business Combination.

Assuming a closing of the Business Combination on June 30, 2024, we anticipate that for every 1,000 warrants exercised in this way, you will receive approximately 1,860 shares of Common Stock. This assumes a specific closing date and that all capital is funded in advance of the Business Combination and, depending on when the transaction occurs and other variables, this number could move.

The Warrant Treatment will not require payment of any additional consideration.

Will the shares of Common Stock received in connection with the Warrant Treatment be freely tradable immediately after the closing date of the Business Combination?

1       https://www.sec.gov/Archives/edgar/data/2001557/000114036124004075/ny20012992x3_s4.htm

No. You may not transfer any shares of Common Stock received in connection with the Warrant Treatment until the end of the period beginning on the closing date of the Business Combination and ending on the date of the opening of the first trading window at least 180 days after the closing date of the Business Combination (the “Lock-up Period”).

Will there be tax implications for me?

The Warrant Treatment will likely result in a taxable event for you and you should consult with your tax advisors with respect to the application of the U.S. federal income tax laws (including any potential future changes thereto) to your particular situation, as well as any tax consequences arising under any U.S. state, local, non-U.S. or other taxing jurisdiction or under any applicable income tax treaty.

Do I need to take any action to facilitate the Warrant Treatment?

Yes. Your approval will be required to proceed with the Warrant Treatment. Attached as Annex A is a Warrant Exercise Acknowledgement Letter, which will constitute your consent to the Warrant Treatment. Please review and, if you approve, DocuSign the applicable signature page. Alternatively, please print, sign and email your signature page to Investor Relations at investorrelations@innventure.com.

What happens if the Business Combination does not close?

If the Business Combination Agreement is terminated or if the Business Combination does not close, the attached Warrant Exercise Acknowledgement Letter will be automatically cancelled and your Warrant will remain in effect as if the Warrant Treatment had never been proposed.

What happens if I want to exercise my Warrant prior to the Business Combination?

The terms and conditions of your Warrant will remain in effect until immediately prior to the consummation of the Business Combination. Before such time, you may exercise your Warrant pursuant to the terms thereof.

What if I have questions?

If you have questions for Innventure regarding the Business Combination or the Warrant Treatment, please contact Lucas F. Harper or Roland Austrup at lharper@innventure.com or raustrup@innventure.com, respectively.

Sincerely,

Lucas Harper

Annex A

Warrant Exercise Acknowledgment Letter

(see attached)

Innventure LLC

6900 Tavistock Lakes Blvd
Suite 400

Orlando, FL 32827

April 9th, 2024

[INVESTOR] [ADDRESS]

Attn: [•]

Email: [•]

Dear [•],

Reference is hereby made to that certain [Warrant to Purchase Securities] of Innventure LLC, a Delaware limited liability company (the “Company”), issued to [•], a [•] (“Holder” or “you”), on [WARRANT ISSUE DATE] (the “Warrant”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Warrant.

As you know, the Company is party to a Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”), dated October 24, 2023, with Learn CW Investment Corporation, a Cayman Islands exempted company (“Learn CW”), Learn SPAC HoldCo, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Learn CW, LCW Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Holdco (“LCW Merger Sub”) and Innventure Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Holdco (“Innventure Merger Sub”), pursuant to which, among other things, (i) LCW Merger Sub will merge with and into Learn CW (the “LCW Merger”), with Learn CW as the surviving company of the LCW Merger, and (ii) Innventure Merger Sub will merge with and into Company (the “Innventure Merger” and together with the LCW Merger, the “Mergers”), with the Company as the surviving entity of the Innventure Merger. Following the Mergers, each of Learn CW and Innventure will be a subsidiary of Holdco, and Holdco will become a publicly traded company and will change its name to “Innventure Inc.” (the transaction described in the preceding two sentences, the “Business Combination”). Immediately prior to the consummation of the Business Combination, your Warrant will, upon the terms and subject to the conditions set forth in this letter agreement, be automatically cancelled and converted into the right to receive shares of common stock of Holdco, par value $0.0001 per share (“Holdco Common Stock”).

Notwithstanding anything to the contrary in the Warrant, you acknowledge and agree on behalf of yourself, your affiliates, and any successor or permitted assign of yours that in connection with, and effective immediately prior to, the consummation of the Business Combination: (a) the Warrant will automatically be exercised in accordance with the net exercise provisions of Section 4(b) of the Warrant, pursuant to which you will receive Class B Preferred Units (the “Units”); (b) following such exercise, the Warrant will be deemed cancelled, no further Units or other securities, nor any cash payment will be due in respect thereto and the Company will have no further obligations or liabilities with respect to the Warrant; (c) the terms of this letter agreement shall control and govern in all respects with respect to the matters set forth herein and, to the extent any terms of the Warrant differ from the terms set forth herein, the terms of this letter agreement shall supersede any such terms in the Warrant; and (d) immediately upon consummation of the Business Combination, your Units will be automatically converted into Holdco Common Stock upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Effective upon the consummation of the Business Combination, you, on behalf of yourself, your affiliates, and any successor or permitted assign of yours (collectively, the “Releasing Group”), hereby fully and forever releases, acquits and forever discharges the Company and each of its affiliates, officers, directors, managers, stockholders, members, agents, representatives, attorneys, successors and assigns of each such person or entity (collectively, the “Released Parties”), from any and all claims, demands, causes of action, judgments, liens, indebtedness, costs, damages, charges, debts, suits, breaches of fiduciary duties, complaints, attorneys’ fees, and liabilities of whatever kind and character, whether known or unknown, direct or indirect, presently existing or which may hereafter arise, from the beginning of time to the date hereof that any member of the Releasing Group has, or could have and whether sounding in contract, tort or equity, against any of the Released Parties, arising in any way from the Warrant or the Business Combination.

Any term of this letter agreement may be amended or waived with the written consent of the Company and you. Neither the Company nor you will assign or delegate its or your rights or responsibilities under this letter agreement without the prior written consent of the other party. This letter agreement and all actions arising out of or in connection with this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state. Each provision of this letter agreement shall be considered severable and if for any reason any provision is determined by a court of competent jurisdiction to be invalid or unenforceable and contrary to Delaware law, such invalidity shall not impair the operation of or affect those provisions of this letter agreement which are valid. This letter agreement may be executed and delivered (including by DocuSign or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Subject to the other provisions of this letter agreement, the Company and you agree that they and you will cooperate fully in the preparation, execution, acknowledgment, delivery and filing of any agreements, instruments, or documents necessary to carry out the intent and purposes of this letter agreement.

Please sign below to acknowledge your agreement with the foregoing. Notwithstanding anything to the contrary contained herein, upon the earlier to occur of (y) the Business Combination Agreement being terminated or (z) the Business Combination not being consummated, this letter agreement shall have no force or effect and, for the avoidance of doubt, the Warrant shall continue in accordance with its terms unaffected by this letter agreement.

If you have questions for Innventure regarding the Business Combination or the treatment of your Warrant hereunder, please contact Lucas F. Harper or Roland Austrup at lharper@innventure.com or raustrup@innventure.com, respectively.

*      *      *      *

Sincerely,

INNVENTURE LLC

By:
Name:
Title:

Acknowledged and agreed:

[HOLDER]

By:

Name:

Title:

[Signature Page to Warrant Exercise Acknowledgment Letter Agreement]